

September 10, 2013

Via E-Mail
Peter Gassner
President, Chief Executive Officer and Director
Veeva Systems, Inc.
4637 Chabot Drive, Suite 210
Pleasanton, California 94588

> **Re: Veeva Systems, Inc.**
> **Confidential Draft Registration Statement No. 4 on Form S-1**
> **Submitted on August 26, 2013**
> **CIK 0001393052**

Dear Mr. Gassner:

We have reviewed your letter dated August 26, 2013, and the above-referenced draft registration statement, and have the following comments. Where we reference prior comments, we are referring to our letter dated August 16, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues

Fiscal 2013 compared to Fiscal 2012, page 55

1. We have reviewed your response to prior comment 5 and the expanded disclosure. Your disclosure still does not appear to provide an analysis, including quantification, of the factors that contributed to the increase in revenue period over period. For example, we note that you identify the percentage of subscription services revenue from North America period over period, but provide no analysis of why this percentage changed period over period. We continue to note that your subscription services revenues increased 125% in 2013 compared to 2012 and your professional services and other revenues increased 96% over this same period. Please provide an analysis and quantification of the material factors that impacted your revenue. Your response indicates that non-CRM solutions provided a modest contribution in the periods presented. It would appear this information would be important to the understanding of an investor. Please tell us your consideration of discussing the number of customers or average revenue per customer to quantify the increases in revenue. Similar concerns apply to your interim disclosures on page 52 and Fiscal 2012 compared to Fiscal 2011 disclosures on page 55. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 66

2.   We note your response to prior comment 7. Please provide a more detailed analysis to support your reevaluation to consider utilizing the January 31, 2013 valuation for your March 2013 issuances. In this regard, we note that you granted 13,448,499 stock options in March 2013 compared to 350,500 options in February 2013 and 487,000 options in May 2013.

3.   We note on page 71 that the April 30, 2013 valuation took into account your February 14, 2013 announcement of the new Approved Email solution and that you had taken steps to begin the process of the initial public offering. Please explain why the February Approved Email announcement had a notable impact on your April 30, 2013 valuation but apparently was not considered in your March 2013 valuation.   Please explain what steps you had undertaken toward the initial public offering through March 2013.   Also tell us what additional steps were then taken through the April 30, 2013 valuation date that impacted the 46% increase in fair value from the March grants to the May grants.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: Via E-Mail
        Brian C. Patterson, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP